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                  [N-VIRO INTERNATIONAL CORPORATION LETTERHEAD

                                 March 23, 1998
VIA EDGAR
---------

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      N-Viro International Corporation
                  Registration Statement on Form S-3
                  File No. 333-31689
                  Filed July 21, 1997

Dear Mr. Schwall:

                  Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, I hereby request on behalf of N-Viro International Corporation, a Delaware corporation (the "Company"), that the Company's Registration Statement on Form S-3 (File No. 333-31689) filed with the Commission on July 21, 1997 hereby be withdrawn on the grounds that the purpose of such Registration Statement is no longer relevant as the transaction described therein will not be consummated according to its description. The Company believes that such withdrawal is consistent with the public interest and the protection of investors and hereby requests that the Commission consents to such withdrawal.

                  If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (419) 535-6374 or James F. White, Jr., Special Counsel to the Company, at (419) 321-1209.

                                               Very truly yours,


                                               /s/ J. Patrick Nicholson
                                               --------------------------------
                                               J. Patrick Nicholson
                                               Chairman of the Board, Chief
                                               Executive Officer and President
                                               N-Viro International Corporation


cc:  James F. White, Jr., Esq.
     Eloise Quarles - via facsimile (202) 942-9528